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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of November 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated October 30, 2000 re appointment of Liora Katzenstein to Board of Directors.

2. RADVision Ltd. Press Release dated November 1, 2000 re RADVision Software Chosen by Xybridge for Next-Generation Softswitch Solution.

                                                                          ITEM 1

FOR IMMEDIATE RELEASE

  Corporate Contacts:
  David Seligman                                   Karen Gurwitz
  Chief Financial Officer                          Dir. Corporate Communications
  RADVision, Ltd.                                  RADVision, Inc.
  Tel: + 972.3.645.5446                            Tel: 201.529.4300, x305
  Seligman@tlv.radvision.com                       kgurwitz@radvision.com

  Investor Contacts:
  Jody Burfening/Sanjay Hurry
  Lippert/Heilshorn & Assoc.
  Tel: 212.838.3777
  jbs@lhai.com


           RADVISION APPOINTS LIORA KATZENSTEIN TO BOARD OF DIRECTORS

   - Appointment Expands Board to Nine Seats; Katzenstein Adds Technology and International Business Development Expertise to RADVision
                                                                   -

Tel Aviv, Israel - October 30, 2000 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced the addition of Professor Liora Katzenstein to its Board of Directors, expanding the number of Board seats to nine. Prof. Katzenstein joins Dan Goldstein, Board Member since January 2000, as an independent member of RADVision's Board of Directors.

"Prof. Katzenstein brings us tremendous insight into the challenges facing fast-growing, emerging technology companies like RADVision, acquired during over fifteen years of practical and academic experience," said Ami Amir, chief executive officer of RADVision. "She has had an active hand in guiding both high-tech start-ups and publicly-traded companies in such areas as international business development and strategic planning. We welcome her entrepreneurial spirit and look forward to her contributions in shaping RADVision into the preeminent provider of key enabling voice and video technologies."

Prof. Katzenstein is the founder and current president and CEO of the Israel School of Entrepreneurial Management and Innovation. For the last two decades, Prof. Katzenstein's main business activities have focused on investment services to and active involvement as an active board member in Israeli high tech start-ups. She currently serves on the board of directors of Clal Industries & Investments, Israel's largest holding company, Discount Issuers Ltd., Israel's third largest bank, Amanet, one of the largest consulting companies in Israel and served on the board of directors of Bezeq Globe, a subsidiary of Israel's largest telecommunications company, between 1995-1998.

                                   -- more --

Prof. Katzenstein has extensive international business development experience, first as an owner and managing director of an Israeli business development consultancy, and later as a partner in an international business development consultancy. She holds a master's degree in Law and Diplomacy from Tufts University, a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the Graduate Institute of International Studies at the University of Geneva.

About RADVision
---------------
RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

                                       ###

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                                                          ITEM 2

For Immediate Release

Contact:
  Karen Gurwitz                David Seligman                 Sanjay Hurry
  Dir. Corp. Communications    CFO                            Investor Relations
  RADVision, Inc.              RADVision, Ltd.                LHA
  Tel: 201.529.4300, x305      Tel: +972.3.645.5446           Tel: 212.838.3777
  kgurwitz@radvision.com       Seligman@tlv.radvision.com     jbs@lhai.com
  www.radvision.com            www.radvision.com              www.lhai.com


                    RADVision Software Chosen by Xybridge for
                       Next-Generation Softswitch Solution
          H.323 ENABLING SOFTWARE OFFERS ENHANCED SERVICES OPTIONS FOR
                        NEXT-GENERATION SERVICE PROVIDERS

Mahwah, NJ, November 1, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, announced today that Xybridge Technologies (www.xybridge.com), the leader in creating the wireless industry's first carrier-class mobility management and applications solutions for next-generation networks, has chosen RADVision's market-leading H.323 enabling software to be integrated into the Xybridge family of robust softswitch solutions. By including RADVision's market-leading technology, the Xybridge softswitch can provide a complete solution for next-generation service providers looking to add enhanced services to their networks.

"We chose RADVision's software for our softswitch solution for their proven technology," said Xybridge Vice President Product Management and Engineering Payam Maveddat. "This minimizes the overall risks in developing our total product and accelerates time to market, a clear market advantage. Also, market presence and interoperability with other VoIP devices helps reduce our interoperability effort with media gateways."

"Our relationship with Xybridge underscores our commitment to provide leading enabling technology for developers of next-generation networks," said Dr.
Michelle Blank, VP of Galactic Marketing for RADVision. "Today, hundreds of thousands of end-users around the world are communicating over next-generation networks, using IP-centric products and solutions for wireline and wireless networks built around RADVision's embedded H.323 software. Using Xybridge's modular, standards-based platform, next-generation providers will be able to offer enhanced services to both new and existing customers."

About RADVision's H.323 Enabling Software

RADVision's H.323 core protocol enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 software toolkit consists of H.225 RAS, RTP/RTCP, and Q.931 Call Signaling. RADVision also offers optional modules for H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

                                     more...

About the Xybridge Softswitch

The Xybridge family of carrier-class softswitch solutions provides a platform for next-generation carriers to combine services, broadband access, and transport protocols over an IP-core infrastructure. Xybridge includes a library of open APIs for third-party service development and back-office systems integration, offering operators the ability to quickly realize new revenue streams and enjoy differentiation via personalized service creation. The modular, standards-based platform allows network-independent service and call control across current and emerging IP telephony protocols, including SS7, MGCP, H.323, NCS, IPDC and SIP.

About Xybridge Technologies

Xybridge is the leader in creating the wireless industry's first carrier-class IP-core solutions for broadband wireless networks. Xybridge offers mobility management, call control and features over a distributed, open IP-core infrastructure. Xybridge and its offerings empower service providers to rapidly develop and deploy differentiated, revenue-generating services in today's converging environment. Visit the company at www.xybridge.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: November 3, 2000